SECURITIES ... ION

04016443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Belmont Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

RECEIVED MAR - 4 2004

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd Ste 550
(No. and Street)

Dallas (City) Texas (State) 75219-6244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Boswell 214-559-9740
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 01 2004 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Galleria Tower 13355 Noel Road 8th Flr (Address) Dallas, (City) Texas (State) 75240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Boone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belmont Securities, Inc., as of, December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

John P. Boone

Signature

President

Title

Jane E. Henderson

Notary Public

JANE E. HENDERSON
Notary Public, State of Texas
My Commission Expires 10-31-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Belmont Securities, Inc.

Financial Report
December 31, 2003

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Belmont Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Belmont Securities, Inc. (a wholly owned subsidiary of Belmont Financial Group, Inc.) as of December 31, 2003, and the related statement of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belmont Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Dallas, Texas
February 13, 2004

Belmont Securities, Inc.

Statement Of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	1,401,217
Restricted interest-bearing deposit with clearing broker		100,000
Receivable from clearing broker		46,320
Investment advisory fees receivable, net of allowance for doubtful accounts of $7,000		698,082
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $82,636		15,229
Other assets		21,926
Total assets	$	2,282,774

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued commissions and bonuses	$	229,223
Accounts payable and accrued expenses		42,303
Federal income taxes payable (Note 4)		215,156
		486,682
Commitments and contingencies		-
Stockholder's equity:		
Common stock - no par value, Series A shares, 91 shares authorized and issued and 73 shares outstanding		1,802,669
Treasury stock		(478,135)
Additional paid-in capital		81,905
Retained earnings		389,653
Total stockholder's equity		1,796,092
Total liabilities and stockholder's equity	$	2,282,774

See Notes to Financial Statements.

Belmont Securities, Inc.

Statement Of Operations
Year Ended December 31, 2003

Revenues:	
Commissions on securities transactions	$ 465,142
Trading account profits	137,425
Investment advisory fees	2,633,142
Interest	18,758
Other	27,370
	3,281,837
Expenses:	
Employee compensation and benefits	1,463,774
Clearing fees	174,606
Communication	23,305
Occupancy and equipment costs	322,352
Regulatory fees	67,721
Other operating expenses	597,267
	2,649,025
Income before federal income taxes	632,812
Federal income tax expense	215,156
Net income	$ 417,656

See Notes to Financial Statements.

Belmont Securities, Inc.

Statement Of Stockholder's Equity
Year Ended December 31, 2003

	Common Stock No Par Value Series A Shares	Common Stock No Par Value Series A Amount	Treasury Stock	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
Balance at January 1, 2003	91	$ 1,802,669	$ (887)	$ 81,905	$ (28,003)	$ 1,855,684
Net income	-	-	-	-	417,656	417,656
Treasury stock	(18)	-	(477,248)	-	-	(477,248)
Dividends paid	-	-	-	-	-	-
Balance at December 31, 2003	73	$ 1,802,669	$ (478,135)	$ 81,905	$ 389,653	$ 1,796,092

See Notes to Financial Statements.

Belmont Securities, Inc.

Statement Of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 417,656
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,453
Provision for investment advisory fees receivable	7,000
Decrease in receivable from clearing broker	2,040
Decrease in investment advisory fees receivable	24,074
Decrease in other assets	2,268
Decrease in accrued commissions and bonuses	(164,861)
Decrease in accounts payable and accrued expenses	(23,228)
Decrease in federal income taxes payable	(16,049)
Net cash provided by operating activities	261,353
Cash flows from investing activities:	
Purchases of furniture and equipment	(2,706)
Net cash used in investing activities	(2,706)
Cash flows from financing activities:	
Purchase of treasury stock	(477,248)
Net cash used in financing activities	(477,248)
Net decrease in cash and cash equivalents	(218,601)
Cash and cash equivalents at beginning of year	1,619,818
Cash and cash equivalents at end of year	$ 1,401,217
Supplementary disclosure of cash flow information - income taxes paid to affiliate	$ 231,205

See Notes to Financial Statements.

Note 1. Organization

Belmont Securities, Inc. (the Company) (originally referred to as Forum Securities, Inc., prior to name change on January 18, 2002) is a Tennessee corporation organized in 1986 and is a wholly owned subsidiary of Belmont Financial Group, Inc. (Belmont). The Company maintains an office in Dallas, Texas.

The Company is a registered broker-dealer engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers. In addition, the Company is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions and short-term time deposits and other liquid investments in debt securities with initial maturities of less than three months. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant risk.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets (five years). Leasehold improvements are amortized over the shorter of the useful life or lease period.

Investment Advisory Fees Receivable

Investment advisory fees receivable consist of receivables due from customers related to investment advisory services. The receivable is accrued and billed quarterly, in arrears, based on a stated percentage of the customer's portfolio balance as of the end of each quarter.

Commissions and Trading Account Profits

Commissions and trading account profits related to securities transactions are recorded on the settlement date basis which does not differ materially from the trade date basis of accounting.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards (if any). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax returns filed by Belmont. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from Belmont or other members of the consolidated Belmont group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,012,285, which was $762,285, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1 at December 31, 2003.

Note 4. Federal Income Taxes

The federal income tax provision is comprised of the following components as of December 31, 2003:

Current	$	215,250
Deferred		(94)
	$	215,156

The Company's deferred tax asset of $2,578 at December 31, 2003, consist of differences in recorded book and tax depreciation related to furniture, equipment and leasehold improvements.

The tax provision for financial reporting purposes does not differ materially from amounts computed by applying the U.S. Statutory tax rate to pretax accounting income.

Note 5. Commitments

The Company leases office equipment and facilities under noncancelable operating leases expiring through 2008. At December 31, 2003, future minimum payments under these operating leases are as follows:

Year Ending December 31,		Amount
2004	$	96,098
2005		98,255
2006		98,255
2007		98,255
2008		98,255
	$	489,118

Total rent expense for 2003 under all operating leases was $302,503, which is included in communications and occupancy and equipment costs in the consolidated statement of operations.

Note 6. Related Party Transactions

Belmont provides all payroll and compensation services for the Company. The Company reimbursed Belmont for all such expenses which totaled $1,463,774 for 2003. Fees in the amount of $124,739 were charged for these services and other general and administrative services during 2003 and are included in other operating expenses.

In 2003, the Company incurred expenses related to referral fees to Belmont Advisors, Inc., an affiliate, in the amount of $115,772, which are included in other operation expenses in the accompanying statement of operations. The Company has recorded a payable related to such fees in the amount of $29,396 at December 31, 2003.

Note 7. Reserve Requirements

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 8. Employee Benefit Plan

Substantially all employees of the Company are covered by a multi-employer defined contribution retirement plan, the Belmont Employees Trust Fund. The Company's contributions, which are principally based on a percentage of employees' annual contribution and are charged against income as incurred, amounted to $18,329 during 2003.

The Company matches 50% of employee contributions to the Plan up to 3% of an employee's contribution. The Company may also make additional contributions to the Plan, at its discretion, on an annual basis. These discretionary contributions are allocated to employees in the same proportion that the employee's contribution bears to the total contributions of all participants of the Plan. Contributions to the Plan are invested as directed by Plan participants.

Belmont Securities, Inc.

Schedule I

Computation Of Net Capital Under Rule 15c3-1
December 31, 2003

Net capital:	
Total stockholder's equity from consolidated statement of financial condition	$ 1,796,092
Less non-allowable assets:	
Investment advisory fees and clearing broker receivable	(744,402)
Furniture, equipment and leaseholds	(15,229)
Other assets	(21,926)
Total non-allowable assets	(781,557)
Net capital before haircuts on securities positions	1,014,535
Haircut on money market funds	2,250
Net capital	1,012,285
Computation of basic net capital requirement:	
Minimum net capital required	250,000
Excess net capital	$ 762,285
Aggregate indebtedness	$ 486,682
Ratio of aggregate indebtedness to net capital	0.48 to 1

Statement pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net cash set forth above and the amount reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2003, filed on January 27, 2004.

Belmont Securities, Inc.

Schedule II

Computation For Determination Of Reserve Requirements Under Rule 15c3-3
December 31, 2003

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

Information Relating To Possession Or Control Requirements Under Rule 15c3-3
December 31, 2003

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
Belmont Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Belmont Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Belmont Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Dallas, Texas
February 13, 2004